UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37519

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intercarolina Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3300 Battleground Avenue, Suite 400
                                   (No. and Street)

Greensboro	NC	27410
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe Navolanic	336 288 6890	j.navolanic19@intercarolina.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor Tillery & Roberts, LLP
(Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)
2009		3675	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Navolanic _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intercarolina Financial Services, Inc. _____ , as of 12/31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: President

Katherine HSL
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTERCAROLINA FINANCIAL SERVICES, INC.

December 31, 2022

Table of Contents

Independent Accountant's Report 1
Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholders' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6
Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and
   Exchange Commission 11
Supplemental Schedule of Computation for Determination of Reserve Requirements
   Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 12
Supplemental Schedule of Information for Possession or Control Requirements Under
   Rule 15c3-3 of the Securities and Exchange Commission 13

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Intercarolina Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Intercarolina Financial Services, Inc. (the "Company") as of December 31, 2022, and the related statements of income and retained earnings, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the company's auditor since 2013.

Raleigh, North Carolina
February 22, 2023

Intercarolina Financial Services, Inc.

Statement of Financial Condition
As of December 31, 2022

ASSETS

Cash	$	93,472
Deposit with Clearing Organization		35,000
Accounts Receivable:		
Commissions and Fees		310,293
Stockholders		37,939
Brokers		53,360
Prepaid Items		5,621
Furniture and Equipment at Cost, Net of Accumulated		
Depreciation of $12,334		4,033
Operating Lease Right-of-Use Assets		40,961
TOTAL ASSETS	$	**580,679**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$	281,452
Accounts Payable, Accrued Expenses		
and Other Liabilities		41,340
Operating Lease Liabilities		46,908
TOTAL LIABILITIES		**369,700**
Stockholders' Equity		
Common Stock ($1 par Value, 100,000 Shares Authorized,		
1,338 Shares Issued and Outstanding)		1,338
Additional Paid-in Capital		58,518
Retained Earnings		151,123
TOTAL STOCKHOLDERS' EQUITY		**210,979**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**580,679**

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2022

Revenues

Commissions - Listed Securities and Options	$	88,522
Commissions - All Other Securities		522,760
Sale of Investment Company Shares		166,773
Fees for Account Supervision, Investment Advisory and Other Administrative Services		2,282,418
Variable Annuity Contracts		494,991
Other		74,309
TOTAL REVENUES		**3,629,773**

Expenses

Commissions	3,067,174
Officers' Salaries and Fringe Benefits	89,545
Employees' Compensation	155,707
Payroll Taxes	22,370
Insurance	21,856
Rent	54,836
Depreciation and Amortization	1,180
Regulatory and Exchange Fees	(4,612)
Office	86,992
Taxes and Licenses	1,866
Other	19,231
TOTAL EXPENSES	**3,516,145**

NET INCOME	$	**113,628**

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2022	$ 1,338	$ 58,518	$ 194,638	$ 254,494
Net Income	0	0	113,628	113,628
Dividends Paid	0	0	(157,143)	(157,143)
Stockholders' Equity December 31, 2022	$ 1,338	$ 58,518	$ 151,123	$ 210,979

The accompanying Notes are an integral part of these Financial Statements

4

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flows from Operating Activities:		
Net Income	$	113,628
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation		1,180
Increase (Decrease) in Operating Assets:		
Deposit with Clearing Organization		(10,000)
Commissions and Fees Receivable		163,338
Accounts Receivable Brokers		13,615
Prepaid Items		2,386
Operating Lease Right of Use Assets		60,394
Decrease in Operating Liabilities:		
Accounts Payable and Accrued Expenses		(118,939)
Operating Lease Liabilities		(55,492)
Net Cash Provided by Operating Activities		**170,110**
Cash Flows from Investing Activities		
Repayment of Advances to Stockholders		8,000
Net Cash Provided by Investing Activities		**8,000**
Cash Flows from Financing Activities:		
Dividends Paid		(157,143)
Net Cash Used by Financing Activities		**(157,143)**
Net Increase in Cash		**20,967**
Cash at Beginning of Year		**72,505**
Cash at End of Year	$	**93,472**
Supplemental Cash Flows Disclosures:		
Cash paid for:		
Interest	$	0

The accompanying Notes are an integral part of these Financial Statements

5

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2022

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Business - Intercarolina Financial Services, Inc., ("The Company") is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The Company charges certain expenses to its brokers including occupancy, insurance, regulatory and exchange fees and professional fees. The expenses in the Statement of Income are presented net of chargebacks.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Accounts Receivable–Brokers – Accounts receivable brokers consists of non-secured advances to brokers and allocable operating expenses charged to brokers which will be repaid with future commissions.

Bad Debts - The Company records an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. Management considers all accounts receivable collectible at December 31, 2022, therefore no allowance is required.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $1,180 in 2022.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates - The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Leases – In accordance with ASC 842, operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date. The Company has elected not to recognize leases with an original term of one year or less on the statement of financial condition. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Maturities of lease liabilities under operating leases as of December 31, 2022 are as follows:

2023	$	44,241
2024		3,150
Total Undiscounted Lease Payments		47,391
Less interest		(483)
Total Lease Liabilities	$	46,908

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Leases accounted for under ASC 842 include the lease of office space under a five-year agreement expiring in 2023 and the lease of office equipment under a 63-month agreement expiring in 2024. The total lease cost associated with these leases for the year ended December 31, 2022 was $54,836.

Deposits Held In Financial Institutions - The Company maintains its cash balances in bank deposit accounts that, at times, may exceed federally insured limits. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution and did exceed the federally insured limit at December 31, 2022.

Subsequent Events - Subsequent events have been evaluated through February 10, 2023, which is the date the financial statements were available to be issued.

NOTE 2 - Related Party Transactions

The Company has made unsecured non-interest-bearing advances to stockholders of $37,939 as of December 31, 2022.

NOTE 3 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2022.

NOTE 4 - Income Taxes

The Company has elected "S" Corporation status. Accordingly, all tax attributes are passed through to the stockholders for both federal and state income-tax purposes.

The Company has implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the positions and relevant facts. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

(Continued)

NOTE 4 - Income Taxes (Continued)

As of December 31, 2022, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and has incurred no interest or penalties related to unrecognized tax liabilities. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2019.

NOTE 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $105,417, which was $83,500 in excess of its required net capital of $21,917. The Company's ratio of aggregate indebtedness to net capital was 3.12 to 1 at December 31, 2022.

NOTE 6 - Revenue from Contracts with Customers

The Company has adopted ASU 2014-09, *"Revenue from Contracts with Customers."* This ASU requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with customers.

Revenue from contracts with customers includes commission income, variable annuity contracts and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied at a point in time (the trade date) because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

(Continued)

NOTE 6 - Revenue from Contracts with Customers (Continued)

Investment Advisory Fees – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Variable Annuity Contracts - The Company purchases insurance based products in the form of variable annuity contracts on behalf of its customers. Each time a customer enters into one of these contracts, the Company earns a commission. The Company believes that the performance obligation is satisfied at a point in time (the contract date) because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership of the contract have been transferred to the customer.

Disaggregated revenue from contracts with Customers

The following table presents revenue by major source.

Commissions:		
Other Securities Commissions		
Reits	$	505,736
Reits Trails		13,024
Other		4,000
		522,760
Fees for Account Supervision, Investment Advisory and Other Services		
Mutual Fund Trails		447,046
Annuity Trails		564,553
Investment Advisory Fees		1,181,123
12b-1 Service and Distribution Fees		89,696
		2,282,418
Total Disaggregated Revenue from Contracts with Customers	$	2,805,178

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2022

Net Capital

Total stockholders' equity qualified for Net Capital	$	210,979
Subordinated Borrowings		0
Total capital and allowable subordinated liabilities		210,979

Deductions and/or Charges:
  Non-allowable assets:

Certain pending commissions		4,609
Receivables from stockholders and brokers		91,299
Property and equipment, net		4,033
Prepaid Items		5,621
		105,562

Net Capital	$	105,417

Aggregate Indebtedness

Total aggregate indebtedness included in Statement of Financial Condition net of operating lease liability not in excess of right of use asset	$	328,739
Ratio of aggregate indebtedness to net capital		3.12

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	21,917
Minimum dollar net capital requirement	$	5,000

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form -17A-5 as of December 31, 2022.

Intercarolina Financial Services, Inc.

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2022

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

Intercarolina Financial Services, Inc.

Supplemental Schedule of Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2022

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Stockholders
Intercarolina Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Intercarolina Financial Services, Inc. and SIPC, solely to assist you and SIPC in evaluating Intercarolina Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Intercarolina Financial Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 22, 2023

Intercarolina Financial Services, INC.

Schedule of Assessment and Payments

Year ended December 31, 2022

Assessment for December 31, 2022	$	4,386
Less:		
Payment February 15, 2023		(2,323)
Payment February 16, 2023		(2,063)
Balance due March 1, 2023	$	None

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Intercarolina Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Intercarolina Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 22, 2023

EXEMPTION STATEMENT

Intercarolina Financial Services, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of it's knowledge and belief, the Company states the following:

Intercarolina Financial Services, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2020 pursuant to paragraph k(2)(i) and also paragraph k(2)(ii).

Intercarolina Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2021 without exception.



Joe Navolanic, President

2/22/2022

Date